UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of MARCH 2009.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date: March 31, 2009                       /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO


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                             TUMI RESOURCES LIMITED
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 699-0202 Fax: (604) 683-1585
                         Website: www.tumiresources.com
          TSX Venture Symbol: TM; Frankfurt Exchange: TUY; OTCBB: TUMIF

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NEWS RELEASE                                                      MARCH 31, 2009

   TUMI EXPLORES LARGE AREA OF SILVER - GOLD ANOMALIES AT EL COLORADO, MEXICO

VANCOUVER, CANADA - TUMI RESOURCES LIMITED (THE "COMPANY") (TSXV-TM; OTCBB - TUMIF; FRANKFURT - TUY). David Henstridge, President, announces the results of a reconnaissance soil sampling program conducted on the Company's wholly-owned 7,613 hectare El Colorado property located about 45 km southeast of Hermosillo, Sonora, Mexico. El Colorado abuts the northern boundary of the licences covering the now closed La Colorada Mine, previously operated by Eldorado Gold Corporation and currently being explored by Pediment Gold Corp. La Colorada Mine opened in 1994 and was reported to produce up to 65,000 ozs of gold per year from an open-pit, heap-leach operation before it was closed in 2001. Hematite alteration, exhibiting strong red coloration at La Colorada Mine, continues to the north into El Colorado.

The Company's property is underlain by Paleozoic and Mesozoic marine and clastic sediments which have been intruded by dioritic to granitic phases producing widespread hornfels, skarn and mineralization in the sedimentary rocks over several km. Numerous old artesanal and some more recent mine workings exist throughout the property.

The broad area of hornfels, skarn and quartz-hematite alteration found along the southwestern portion of the property was tested with 8 lines of soil samples over a strike length of 2.8 km. The lines ranged from 1.1 km to 2.3 km in length, and the survey covered an area just over 10 square km. A total of 628 samples were collected. A few old drill sites were also found near the southeastern end of this zone on an old working known as the El Frances mine, but no information about them has yet been found.

Coincident anomalous values in silver, lead and arsenic occur in 6 of the lines over a 1.8 km strike length. The anomalous zone is up to 1 km wide in the southeasternmost line and remains open in that direction. Ten of the soil samples were analyzed for gold with results ranging from 0.01 to 0.36 g/t. These preliminary results are very encouraging and further enhance this project.

Mr Henstridge stated: "Our continuing work in Sonora has identified a precious metal system in close proximity to a large historic gold mine and justifies immediate further work. The Company's senior geological staff is currently on-site to determine the next work program".

The qualified person for Tumi's projects, David Henstridge, has visited the El Colorado property and has verified the contents of this news release.

On behalf of the Board,                     COMPANY CONTACT:
                                            Mariana Bermudez at (604) 699-0202
/s/ David Henstridge                        or email: mbermudez@chasemgt.com
-----------------------                     website: www.tumiresources.com
David Henstridge,
President & CEO                             INVESTOR INFORMATION CONTACT:
                                            Mining Interactive
                                            Nick L. Nicolaas at (604) 657-4058
                                            or email: nick@mininginteractive.com

FORWARD LOOKING STATEMENTS This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Neither the TSX Venture Exchange nor the Frankfurt Deutsche Borse have reviewed the information contained herein, and, therefore, do not accept responsibility for the adequacy or the accuracy of this release.

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